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NEWPAGE HOLDING CORPORATION
Courthouse Plaza, NE
Dayton, Ohio 45463

September 8, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Tangela Richter

  Re:
  NewPage Holding Corporation Registration Statement (SEC File No. 333-129343)

Dear Ms. Richter:

        Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, NewPage Holding Corporation (the "Registrant") hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 31, 2005 (Commission File Number 333-129343) (the "Registration Statement"), as amended by Amendment No. 1 to the Registration Statement filed on December 20, 2005, as further amended by Amendment No. 2 to the Registration Statement filed on January 19, 2006, as further amended by Amendment No. 3 to the Registration Statement filed on April 18, 2006, as further amended by Amendment No. 4 to the Registration Statement filed on August 11, 2006, be accelerated so that it will be declared effective at 10:00 a.m., New York City time, on September 12, 2006, or as soon as practicable thereafter.

        Notwithstanding the foregoing, the Registrant acknowledges that:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please notify Neil Rifkind of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2565 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

NEWPAGE HOLDING CORPORATION
By:	/s/ DOUGLAS K. COOPER Name: Douglas K. Cooper Title: Vice President, General Counsel and Secretary

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NEWPAGE HOLDING CORPORATION Courthouse Plaza, NE Dayton, Ohio 45463